EXHIBIT 99.2

Rubico Inc. Announces Letter of Intent for Acquisition of a High Specification Newbuilding MR Tanker

ATHENS, Greece, July 24, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today it has entered into a letter of intent (the “LOI”) for the potential acquisition from Top Ships Inc., a related party controlled by Rubico's controlling shareholder, of a shipowning company (“SPV”) that is party to a shipbuilding agreement with Guangzhou Shipyard International Company Limited for the construction of a high specification MR chemical/product oil tanker (the “Newbuilding Tanker”) to be delivered in Q2 2029. The SPV has entered into a time charter agreement with Trafigura Maritime Logistics Pte. Ltd. at a minimum fixed duration of 7 years at a time charter rate of $18,750 per day and is also party to a lease financing agreement with a Chinese Lessor for 85% of the shipbuilding price starting from the 1st instalment on a pro-rata basis without any asset cover requirement for the duration of the time charter.

The Company will make an advance cash payment of $0.3 million that will be credited against the acquisition price of the SPV or refunded to the extent the Company does not elect to purchase the SPV. The exclusivity period under the LOI will expire on July 31, 2026. Up to that date the Company will conduct a due diligence process and evaluation of the potential transaction taking into account market conditions and other factors, and there can be no assurance that the potential transaction will be consummated. A special independent committee composed of independent members of the Company's board of directors will negotiate and approve any potential acquisition pursuant to the LOI.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns one 47,499 dwt MR tanker newbuilding scheduled for delivery in the fourth quarter of 2029 and a 60 meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest. In addition, the Company has entered into a share purchase agreement to acquire an additional shipowning company that owns one high-specification 47,499 dwt MR tanker newbuilding scheduled for delivery in the third quarter of 2029, with closing of the share purchase agreement to occur by September 30, 2026.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://www.rubicoinc.com/

For further information please contact:

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the potential acquisition of the SPV and the consummation of the transactions contemplated by the LOI.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.